File No. _______

                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                             FORM U-1

                     APPLICATION/DECLARATION WITH RESPECT TO THE ORGANIZATION OF A WHOLLY OWNED SUBSIDIARY RELATED TO AN ACCOUNTS RECEIVABLE PURCHASE
                             AND SALE PROGRAM AND RELATED TRANSACTIONS

                                               under

                          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               THE CONNECTICUT LIGHT & POWER COMPANY
                                         107 Selden Street
                                       Berlin, CT 06037-5457

              (Name of companies filing this statement and address of principal executive office)

                                        NORTHEAST UTILITIES

                   (Name of top registered holding company parent of declarant)

                                       Robert P. Wax, Esq.
                           Vice President, Secretary and General Counsel
                               Northeast Utilities Service Company
                                           P.O. Box 270
                                      Hartford, CT 06141-0270

                             (Name and address of agent for service)

               The Commission is requested to mail signed copies of all orders, notices, and communications to


      David R. McHale                                   Jeffrey C. Miller, Esq.
Assistant Treasurer - Finance                           The Connecticut Light &
 Assistant General Counsel                                  Power Company
Northeast Utilities Service                          Northeast Utilities Service
       Company                                                 Company
    P. O. Box 270                                          P. O. Box 270
Hartford, CT 06141-0270                                 Hartford, CT 06141-0270

                                  Thomas R. Wildman, Esq.
                                    Day, Berry & Howard
                                         CityPlace
                                 Hartford, CT  06103-3499

                                           ITEM I

                           DESCRIPTION OF PROPOSED TRANSACTIONS



        1. The Connecticut Light & Power Company ("CL&P" or the "Company"), a wholly owned electric utility subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby submits this Application/Declaration pursuant to the Public Utility Holding Company Act of 1935, as amended (the "Act"), with respect to proposed transactions relating to the formation by the Company of a wholly owned special purpose subsidiary related to an accounts receivable purchase and sale program and related transactions. As set forth in paragraphs 15 and 16 below, the Company will use the proposed transactions to accelerate its receipt of anticipated cash collections from certain accounts receivable.

        2. CL&P proposes to organize a wholly owned special purpose corporation to be called CL&P Receivables Corporation ("CRC") for the sole purpose of acquiring certain categories of CL&P's accounts receivable and related assets, as described below. A draft of CRC's Certificate of Incorporation will be filed by amendment as Exhibit A.1, and a draft of the Bylaws of CRC will be filed by amendment as Exhibit A.2. CL&P will subscribe to and purchase all of CRC's Common Stock at a price yet to be determined which will be at least sufficient to meet CRC's initial equity capital requirements, including the organizational expenses of CRC. All or part of such purchase price may be paid by the transfer by CL&P to CRC of accounts receivable of CL&P. A copy of CL&P's authorizing resolution for this purchase will be filed by amendment as Exhibit A.3.

        3. The Company entered into a Receivables Purchase and Sale Agreement dated July 11, 1996 (as amended, the "Existing Agreement") with Corporate Asset Funding Company, Inc. ("CAFCO"), Citicorp North America, Inc. (the "Agent") and Citibank, N.A. (together with its assignees, the "Banks") under which the Company may sell (from time to time in its discretion and subject to the satisfaction of certain conditions precedent) fractional, undivided ownership interests expressed as a percentage ("Receivable Interests") in (i) billed and unbilled indebtedness of customers as booked to Accounts 142.01 and 173 under the Federal Energy Regulatory Commission Chart of Accounts ("Receivables") and (ii) certain related assets, including any security or guaranty for any Receivables, all collections thereon, and related records and software (the "Related Assets"). The purchaser(s) of the Receivable Interests (collectively, the "Purchaser") will be either CAFCO or the Banks or their respective successors or assigns. CAFCO is a special purpose Delaware corporation which acquires receivables and other assets and issues commercial paper to finance these acquisitions. The Agent will act as agent for the Purchaser for transactions under the Existing Agreement.

        4. When originally executed, the Existing Agreement contemplated that any sales made thereunder would be accounted for as sales under generally accepted accounting principles, and CL&P desires to continue this accounting treatment for its financial reporting. In order for such sales made after January 1, 1997 to be so treated, they must comply with the requirements of the Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, No. 162-C, issued in June 1996 by the Financial Accounting Standards Board ("FAS 125"). The formation of CRC is intended to satisfy one of the requirements of FAS 125: the requirement that the transferred assets be isolated from the Company and its creditors, even in bankruptcy or receivership of the Company.

        5. The restructured purchase and sale arrangements are on essentially the same terms to CL&P as, and are intended to accomplish the ultimate sales to the Purchaser in a manner substantially similar to, those under the Existing Agreement; the addition of CRC serves merely as a vehicle to isolate the Receivables as required by FAS 125 and as desired by the parties. Compared to the costs and terms of the program under the Existing Agreement, when viewed on an overall basis, the restructured arrangements add only relatively minor costs of the formation and maintenance of CRC as a separate entity and do not increase the liability of and risk to CL&P in any material respect.

        6. The restructured accounts receivable purchase and sale program will consist of two agreements which will replace the Existing Agreement.
Under the first agreement (the "Company Agreement"), the Company will sell or transfer as equity contributions from time to time all of its Receivables and Related Assets to CRC. The purchase price to be paid by CRC for any Receivables and the Related Assets with respect thereto will take into account historical loss statistics on the Company's receivables pool. Under the second agreement (the "CRC Agreement"), CRC will sell Receivable Interests to the Purchaser from time to time. Such Receivable Interests may be funded and repaid on a revolving basis. The size of such Receivable Interests will be calculated according to a formula. Such formula will include reserves based on a multiple of historical losses, customer concentrations that exceed specified levels and carrying costs and other costs associated with the agreements. Such formula will also take into account the cost of servicing, but this portion of the price will be returned to CL&P in the form of a collection agent fee.

        7. The restructured accounts receivable program will be structured so as to meet the specific requirements of FAS 125. The most significant of these include the following: (i) the transfers of Receivables from the Company to CRC will be in terms that the Company believes will result in such transfers being labeled as "true sales" in the unlikely event of a bankruptcy proceeding involving the Company; (ii) CRC, as the purchaser and transferee, will be a special purpose corporation within the meaning of FAS 125 (i.e. a legally separate entity engaged only in activities related to the program); (iii) CRC, together with subsequent purchasers, will have the right to pledge or exchange the assets and/or interests in them; and (iv) the Company will not maintain effective control over the Receivables and Related Assets it transfers through a repurchase or similar arrangement.

        8. Primarily because of the reserves referred to in paragraph 6 above that are included in the calculation of Receivable Interests sold to the Purchaser, the purchase price paid by the Purchaser for Receivable Interests will be lower than the purchase price paid by CRC to the Company for Receivables and Related Assets. However, it is expected that CRC will have available sufficient assets to pay to CL&P the full purchase price for Receivables purchased from CL&P. One such asset is the collections allocable to that portion of a Receivable which is not allocable to the Undivided Interest in the Receivable sold to the Purchaser (i.e., if the Undivided Interest is 90% at a given point in time, CRC is entitled to cash equal to 10% of the collections). A second asset potentially available to CRC to pay the purchase price for Receivables purchased from CL&P is that portion of the Receivable Interests which represents loss reserves since that portion is only retained by the Purchaser to the extent necessary to cover actual losses.
Since loss reserves are multiples of historical loss (as described in paragraph
6), it is expected that a significant portion of loss reserves will return to CRC.

        9. CL&P anticipates that the availability of Receivables and Related Assets will vary from time to time in accordance with electric energy use by its customers. As a result of this and the factors described in the preceding paragraph, the funds CRC has available to make a purchase at any time{1} may not match the cost of Receivables and Related Assets available.
The proposed program includes certain mechanisms to accommodate this mismatch. When the amount of Receivables and Related Assets originated by CL&P exceeds the amount of cash CRC has available, either CRC will make the purchase and owe the balance of the purchase price to CL&P on a deferred basis (the unpaid portion will accrue interest or the purchase price will involve a discount to reflect the deferral), or CL&P will make a capital contribution to CRC in the form of the Receivables and Related Assets for which CRC lacks purchase price funds at that time. Conversely, if CRC develops a substantial cash balance (due to collections of previously transferred Receivables exceeding the balance of newly created Receivables available for purchase), CRC will likely dividend the excess cash to CL&P. Such dividends may represent a return of previous capital contributions by CL&P to CRC. Through these mechanisms, it is expected that CRC will not itself retain substantial cash balances at any time and that substantially all cash realized from the collection of the Receivables (net of the costs of the program and any reductions in the outstanding balance of Receivable Interests) will be made available to CL&P. Although the actual funding cost will vary depending on, inter alia, the Purchaser's own funding costs, it is expected that the all-in credit spread to CL&P of the program will be approximately one-half of the all-in credit spread to CL&P for the revolving credit facility described in the Commission's File No. 70-8875 (the "Revolving Credit Facility"). All fees, commissions and expenses expected to be paid or incurred by CL&P in connection with the creation of CRC will be provided in Exhibit H.1; those by CRC in Exhibit H.2.

        10. Under the CRC Agreement, purchases may be funded by the Purchaser's issuance of commercial paper. Initially, the aggregate purchase price paid by the Purchaser for Receivable Interests is not intended to exceed $200,000,000. The minimum purchase price for an Undivided Interest which may be sold in a single transaction will be $5,000,000.

        11. The Agent will have the right to appoint a collection agent on behalf of the Purchaser and CRC, to administer and collect receivables and to notify the obligors of the sale of their receivables, at the Agent's option. CL&P will be appointed as the initial collection agent, and only under certain adverse conditions can the Agent appoint a successor collection agent. CL&P will continue to utilize the services of its affiliate, Northeast Utilities Service Company, in performing CL&P's obligations as collection agent. Therefore, CL&P's customers are not expected to experience any change in current servicing and collection procedures.

        12. Certain obligations under the Company Agreement create limited recourse against the Company. Such recourse claims include liability for (i) failure to transfer to CRC a first priority ownership interest in the Receivables and Related Assets; (ii) the Company's breach of its representations, warranties and covenants; and (iii) certain indemnity obligations. In order to secure these obligations, the Company will grant to CRC a lien on, and security interest in, any rights which the Company may have in respect of Receivables and Related Assets. The CRC Agreement creates comparable recourse obligations against CRC, and CRC will grant a security interest to the Purchaser in all rights in the Receivables retained by CRC, the Related Assets and certain other rights and remedies (including its rights and remedies under the Company Agreement) to secure such recourse obligations. Neither CRC's nor the Purchaser's recourse to CL&P will include any rights against CL&P should customer defaults on the Receivables result in collections attributable to the Receivable Interests sold to the Purchaser being insufficient to reimburse the Purchaser for the purchase price paid by it for the Receivable Interests and its anticipated yield. The Purchaser will bear the risk for any credit losses on the Receivables which exceed the reserves for such losses included in the Receivable Interests.

        13. The Company and CRC will be obligated to reimburse the Purchaser and the Agent for various costs and expenses associated with the Company Agreement and the CRC Agreement. CRC will also be required to pay to the Agent certain fees for services in connection with such agreements. See Exhibits H.1 and H.2 (to be filed by amendment).

        14. The arrangements under the Company Agreement and the CRC Agreement are scheduled to terminate on July 11, 2001. CRC may, following written notice to the Agent, terminate in whole or reduce in part the unused portion of its purchase limit in accordance with the terms and conditions of the CRC Agreement. The CRC Agreement allows the Purchaser to assign all of its rights and obligations under the CRC Agreement (including its Receivable Interests and the obligation to fund Receivable Interests) to other persons. However, any such assignment will not change the nature of the obligations of CL&P or CRC under the Company Agreement and the CRC Agreement. All references herein to the Purchaser include reference to its assignees.

        15. CL&P intends that the above-described transactions will permit it in effect, through this intermediary device, to accelerate its receipt of cash collections from accounts receivable and thereby meet its short term cash needs. CL&P believes that the planned purchase and sale transactions will provide it with needed financial flexibility at a time when the Company expects to incur substantial costs as a result of the outages of the Millstone nuclear plants. As the Commission is aware, the NU companies are engaging in a series of financial transactions to permit them to meet their financial needs in the near future. See, e.g., Revolving Credit Facility (File No. 70-8875).

        16. CL&P believes that, based on indicative pricing, funding under the proposed transactions will be more advantageous than other sources of funds that CL&P and other NU companies are seeking such as the Revolving Credit Facility.

        17. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an exempt wholesale generator or a foreign utility company. None of the proceeds from the transactions proposed herein will be used by the Company to acquire any securities of, or any interest in, an exempt wholesale generator or a foreign utility company.

        The NU system is in compliance with Rule 53(a), (b) and (c), as demonstrated by the following determinations:

        (i) NU's aggregate investment in EWGs and FUCOs (i.e. amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to NU) does not exceed 50 percent of the NU system's consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs. At December 31, 1996, the ratio of such investment ($93.0 million) to such consolidated retained earnings ($832.5 million) was 11.2 percent.

        (ii) Encoe Partners, Central Termica San Miguel de Tucuman, S.A., Ave Fenix Energia S.A. and Plantas Eolicas, S.A. (N.U.'s only EWGs or FUCOs at this time) (collectively, "EWGs/FUCOs") maintain books and records and prepare financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

        (iii) No employees of the NU system's public utility companies have rendered services to the EWGs/FUCOs.

        (iv) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificates that have been filed with the Commission under Rule 53 and
        (b) a copy of Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the NU system public utility companies.

        (v) Neither NU nor any NU subsidiary has been subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, although NU's average consolidated retained earnings ("CREs") for the four most recent quarterly periods has decreased by 10 percent or more from the average for the previous four quarterly periods (at 12/31/95, NU's CREs were $1,007,000,000: at 12/31/96, NU's CREs were $833,000,000), NU's aggregate investment in EWGs/FUCOs at such date ($93,000,000) did not exceed two percent of NU's consolidated capital invested in utility operations ($135,000,000).

        (vi) In the previous fiscal year, NU's operating losses attributable to its investment in the EWGs/FUCOs did not exceed 5 percent of NU's consolidated retained earnings.

                                              ITEM II
                                FEES, COMMISSIONS, AND EXPENDITURES

        18. The estimated fees, commissions, and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Company or any associate company thereof will be specified in Exhibits H.1 and H.2 (to be filed by amendment).

        19. None of such fees, commissions, or expenses are to be paid to any associate company or affiliate of the Companies or any affiliate of any such associate company except for financial, legal, and other services to be performed at cost by NUSCO, an affiliated service company.

                                             ITEM III
                                  APPLICABLE STATUTORY PROVISIONS

        20. The formation of CRC; the issuance of shares by CRC; the making, directly and indirectly, of the initial equity contributions to CRC; the acquisition by CL&P of shares of Common Stock of CRC; and the payment of dividends by CRC to CL&P, to the extent such dividends may be considered to be paid out of capital or unearned surplus, are subject to Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 46 and 54 thereunder.

        21. The Company believes that all other aspects of the transactions described herein are not subject to the Commission's jurisdiction. The Company believes that its sales of Receivables to CRC are not sales of a "security" as defined in Section 2(a)(16) of the Act or "utility assets" as defined Section 2(a)(18). Furthermore, the Company believes that any capital contributions to CRC in the form of Receivables and Related Assets subsequent to its initial capitalization will be exempt from regulation under Rule 45(b)(4), and that CRC's sales of Receivable Interests, to the extent such may be considered the issuance of a debt security, are exempt from regulation under Rule 52(b).

                                              ITEM IV
                                        REGULATORY APPROVAL

        22. In a supplemental application to be filed with the Connecticut Department of Public Utility Control ("DPUC"), the Company will seek approval for the transactions described herein. A copy of this filing will be filed by amendment as Exhibit D.1 hereto. A copy of the order of the DPUC will be filed by amendment as Exhibit D.2 hereto upon issuance. The DPUC previously approved proposed sales by CL&P under the Existing Agreement.

        23. No other state commission has jurisdiction with respect to any aspect of the proposed transaction, and no Federal commission other than the Securities and Exchange Commission has jurisdiction with respect to any aspect thereof.

                                     ITEM V

                                   PROCEDURE


        24. The Company respectfully requests the Commission's approval, pursuant to this Application/Declaration, of the formation of CRC, the issuance of shares by CRC, the making of initial equity contributions to CRC, the acquisition by CL&P of shares of Common Stock of CRC and CRC's payment of dividends to CL&P as described herein, whether under the sections of the Act and rules thereunder enumerated in Item III or otherwise. The Company also requests the Commission's approval as may be necessary of any other aspect of the transactions described in this Application/Declaration under the appropriate provisions of the Act or rules thereunder.

        25. The Company hereby waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. The Company consents that the Office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's decision and/or order unless the Office opposes the transactions covered by this Application. It is requested that the Commission issue an order authorizing the jurisdictional transactions proposed herein at the earliest practicable date but in any event not later than 40 days from filing date. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) the Commission's order become effective forthwith upon issuance.

                                              ITEM VI
                                 EXHIBITS AND FINANCIAL STATEMENTS
(a)     Exhibits

        A.1 Draft of the Certificate of Incorporation of CRC. (To be filed by amendment.)

        A.2    Draft of the Bylaws of CRC.  (To be filed by amendment.)

        A.3 CL&P's authorizing resolution for purchase of CRC Common Stock. (To be filed by amendment.)

        B.     Not applicable.

        C.     Not applicable.

        D.1 Application to the DPUC for approval of the transactions described herein. (To be filed by amendment.)

        D.2 Copy of the Order of the DPUC with respect to CL&P's proposed transactions. (To be filed by amendment.)

        E.     Not applicable.

        F.     Opinion of Counsel to CL&P.  (To be filed by amendment.)

        G.1    CL&P Financial Data Schedule.  (To be filed by amendment.)

        G.2    NU Financial Data Schedule.  (To be filed by amendment.)

        H.1    Estimated Expenses--CL&P.  (To be filed by amendment.)

        H.2    Estimated Expenses--CRC.  (To be filed by amendment.)

        I. Proposed notice of the proceeding initiated by the filing of this Application/Declaration.

(b)     Financial Statements  (To be filed by amendment.)

        1.     The Connecticut Light & Power Company

               1.1 Balance Sheet, per books and pro forma, as of December 31, 1997.

               1.2 Income Statement, per books and pro forma, twelve months ended December 31, 1997.

               1.3 Statement of Retained Earnings, per books and pro forma, twelve months ended December 31, 1997 and Statement of Capital Structure, per books and pro forma, as of December 31, 1997.

               1.4     Explanation of Pro Forma Adjustments.

        2.     Northeast Utilities and Subsidiaries

               2.1 Consolidated Balance Sheet, per books and pro forma, as of December 31, 1997.

               2.2 Consolidated Income Statement, per books and pro forma, twelve months ended December 31, 1997.

               2.3 Consolidated Statement of Retained Earnings, per books and pro forma, twelve months ended December 31, 1997, and Consolidated Statement of Capital Structure, per books and pro forma, as of December 31, 1997.

               2.4     Explanation of Pro Forma Adjustments.

                                                VII
                              INFORMATION AS TO ENVIRONMENTAL EFFECTS

        (a) The issuance of an order with respect to this Application/ Declaration is not a major federal action significantly affecting the quality of the human environment.

        (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions.

               **FOOTNOTES**

                     {1}The only funds available to CRC will be those resulting from its participation in the program and CL&P's capital contributions to it.

                                            SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 25, 1997.



                                      THE CONNECTICUT LIGHT & POWER COMPANY



                                      By___/s/John B. Keane_______________
                                        John B. Keane
                                        Vice President and Treasurer

                                                     File No. _________


                                   INDEX TO EXHIBITS FILED WITH

                                             FORM U-1

                                                of

                               THE CONNECTICUT LIGHT & POWER COMPANY


(a) Exhibits

        I. Proposed notice of the proceeding initiated by the filing of this Application/Declaration.